Exhibit 4.1

State of Delaware

Certificate of Dissolution

(Section 275)

NeuBase Therapeutics, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

1.	The dissolution of the Corporation (the “Dissolution”) has been duly authorized by the board of directors of the Corporation and the holders of a majority of the outstanding stock of the Corporation entitled to vote on a dissolution, in accordance with subsections (a) and (b) of Section 275 of the General Corporation Law of the State of Delaware.

2.	The date the Dissolution was authorized is June 26, 2024.

3.	The date of filing of the Corporation’s original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 8, 2014 under the name Ohr Holdco, Inc. The Corporation changed its name to Ohr Pharmaceutical, Inc. on May 30, 2014. The Corporation subsequently changed its name to NeuBase Therapeutics, Inc. on July 12, 2019.

4.	The names and addresses of the directors and officers of the corporation are as follows:

Name	Title	Address
Dov A. Goldstein, M.D.	Director	350 Technology Drive Pittsburgh, PA 15219
Todd P. Branning	Interim Chief Executive Officer and Chief Financial Officer	350 Technology Drive Pittsburgh, PA 15219

NeuBase Therapeutics, Inc.

By:	/s/ Todd Branning
Name:	Todd Branning
Title:	Interim Chief Executive Officer and Chief Financial Officer